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                              March 4, 2024

       Siaw Tung Yeng
       Chief Executive Officer
       Mobile-health Network Solutions
       2 Venture Drive, #07-06/07 Vision Exchange
       Singapore 608526

                                                        Re: Mobile-health
Network Solutions
                                                            Registration
Statement on Form F-1
                                                            Filed February 22,
2024
                                                            File No. 333-277254

       Dear Siaw Tung Yeng:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-1 filed February 22, 2024

       Capitalization, page 41

   1. We note on pages 41 and 111 that on February 14, 2024, you completed the sub-division of the issued Class A
and Class B Ordinary Shares of a nominal or par value of $0.001 each in the capital of
the Company into 250 ordinary shares of a nominal or par value of
                                                        $0.000004 each. Please
revise the par value, share and per share amounts throughout the filing to reflect this
stock split.
       Financial Statements
       Note 14. Contingencies and commitment, page F-25

   2. We note in your risk factor on page 29 that the validity of certain issuances and transfers of your shares cannot
be verified and "these past corporate secretarial irregularities include records of
waivers or approvals of shareholders of their rights of pre-emption and rights of first refusal
under the memorandum and articles of association effective at the relevant time and/or
under the shareholder agreement, subscription agreement or
 Siaw Tung Yeng
Mobile-health Network Solutions
March 4, 2024
Page 2
       investment agreement entered into with such shareholders not having been obtained prior to issuances and transfers of shares of our Company." Please expand the notes to the financial statements to disclose this risk and uncertainty and expand the risk factor disclosure on page 29 to address the impact on your controls and procedures and whether this constitutes a material weakness in internal controls and procedures. Refer to ASC
       450-20-50.
Note 15 . Subsequent events, page F-26

3. We note on February 14, 2024, you completed the sub-division of the issued Class A and
       Class B Ordinary Shares of a nominal or par value of $0.001 each in the capital of the
       Company into 250 ordinary shares of a nominal or par value of $0.000004 each. Please revise the financial statement to disclose this stock split as a subsequent event and retroactively reflect the stock split pursuant to ASC 805-10-25. Also, please tell us the consideration your independent accountant gave to dual dating their report to reflect this stock split.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Larry Spirgel at 202-551-3815 with any other questions.



                                                             Sincerely,
FirstName LastNameSiaw Tung Yeng
                                                             Division of
Corporation Finance
Comapany NameMobile-health Network Solutions
                                                             Office of
Technology
March 4, 2024 Page 2
cc:       Meng Ding
FirstName LastName